AVINO SILVER & GOLD MINES LTD.
Suite 400-455 Granville Street
Vancouver, B.C. V6C 1T1

Telephone: (604) 682-3701
Fax: (604) 682-3600

June 9, 2004	Trading Symbols:	TSX Venture - ASM
US Pink Sheets - ASGMF

NEWS RELEASE

The Company currently owns a 49% equity interest in Cia Minera Mexicana de Avino, S.A. de C.V. ("Cia Minera"), a Mexican corporation which owns the Avino Silver Mine, located in Durango, Mexico (the "Avino Mine"). Further to the Company's announcement made March 23, 2004, the Company has entered into an agreement to purchase the remaining 51% equity interest in Cia Minera by the issuance of a total of 4.0 million shares of the Company to the vendors. None of the vendors act jointly or in concert or as a group, and there will be no change in the effective control of the Company as a result of this transaction. The agreement was subject to the completion of the Company's due diligence review, which include an audit and the preparation of an independent technical report.

The Avino Mine operated from 1986 to 2001, producing about 497 tons of silver, 3 tons of gold, and 11,000 tons of copper. Depressed silver prices during the period 2000-01 led to the suspension of mine operations at the end of 2001. Since 2001, the mine plant and equipment have been on care and maintenance. The management of the Company believes that the property has good potential for further exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

“David Wolfin”
______________________________________
David Wolfin

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.